Exhibit 99.1

Draganfly to Unveil Three New Cutting Edge Drone Products at the Commercial UAV Expo in Las Vegas

Attendees can learn more about Draganfly’s new Heavy Lift Drone, Commander 3XL Drone and the company’s new Long Range LiDAR System at booth 238

Los Angeles, CA. August 30, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce our involvement in the Commercial UAV Expo, the leading international trade show and conference focusing on the integration and operation of commercial unmanned aircraft systems.

Draganfly will unveil three new cutting-edge North American-made drone technologies at CUAV, booth #238 from September 6-8, 2022, at Caesars Forum, in Caesar’s Palace Las Vegas.

Attendees will have the opportunity to view Draganfly’s new Heavy Lift and Commander 3XL Drone, as well as learn about the new best-in-class Long Range LiDAR System. The company will showcase how its data collection and drone delivery capabilities continue to innovate and revolutionize the way industry leaders do business.

Cameron Chell, President and CEO, will participate in the Drone Visionaries: Getting Drones to Work Today panel Sept 7, 4:30pm - 5:30pm PT.

“We are excited to reveal to the public our three new Draganfly products at the Commercial UAV Expo in Las Vegas,” said Cameron Chell, President and CEO of Draganfly. “This is a fantastic chance to connect with industry professionals and showcase the innovative technology that the Draganfly team has been developing.”

Contact us to learn more about our product line, start a conversation with our sales team and sign up for our new product demo today: www.draganfly.com.

Book an appointment with the Draganfly Team by sending an email to info@draganfly.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Company unveiling three new drone technologies at CUAV; Mr. Chell’s participation in the “Drone Visionaries: Getting Drones to Work Today” panel. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.